FORM 6-K

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Report of Foreign Issuer


	Pursuant to Rule 13a-16 or 15d-16 of
	the Securities Exchange Act of 1934


	For the month of October 2002 (October 1, 2002)

	THE NEWS CORPORATION LIMITED
	(Name of Registrant)



2 Holt Street, Sydney, New South Wales, 2010, Australia
           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   X    		Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes        			No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



Annexed hereto as Exhibit A is a press release of The News Corporation Limited dated October 1, 2002.











































	SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


THE NEWS CORPORATION LIMITED



Date:	October 1, 2002			By:	/s/ Arthur M. Siskind
						Arthur M. Siskind
						Director





	EXHIBIT INDEX



Exhibit								Page No. in Sequential
Numbering System


A.	Press Release of The News Corporation Limited
	dated October 1, 2002.						6


































EXHIBIT A



News Corporation
N E W S R E L E A S E

1211 AVENUE OF THE AMERICAS NEW YORK, NEW YORK 10036 www.newscorp.com For Immediate Release Contact: Andrew Butcher 212-852-7070

Joint Vivendi-News Corporation News Release
News Corporation And Telecom Italia Agree To Acquire
Italian Pay-TV Platform Telepiu
______________________
NEW YORK and PARIS (October 1, 2002): News Corporation and
Telecom Italia today signed a definitive agreement with Vivendi
Universal and Canal+ Group to acquire Telepiu, the Italian pay-TV business.

The transaction consideration at signing is 920 million euros, consisting of the assumption of up to 450 million euros in debt and a cash payment of 470 million euros for the shares of Telepiu. This cash payment will be adjusted downward by the amount of outstanding accounts payable at closing. As of today, the accounts payable stand at approximately 200 million euros. It is anticipated that at closing, total consideration before the accounts payable adjustment will be 893 million euros, reflecting continuing debt reduction at Telepiu between the signing of today's agreement and the anticipated closing.

The acquisition, which is subject to regulatory approval, is expected to be completed by the end of the calendar year, whereupon Telepiu will be combined with Stream, the Italian pay-TV platform jointly owned by News Corporation and Telecom Italia, and renamed Sky Italia. News Corporation will hold an
80.1 percent equity interest in Sky Italia, and Telecom Italia will hold a 19.9 percent equity interest.

The acquisition consideration includes the various rights to telecast certain future Italian soccer matches, which have previously been paid for by Telepiu, as well as the rights to two terrestrial television licenses. The combined platform will be required to sell the terrestrial television station licenses.

As part of the acquisition agreement, all litigation between the parties, including Stream's litigation against Telepiu and Canal+'s litigation against NDS, will be suspended immediately and permanently withdrawn when the transaction closes.

J.P. Morgan and Mediobanca have acted as financial advisers to News Corporation in connection with this transaction. Lehman
Brothers have acted as financial advisers to Vivendi Universal.

News Corporation (NYSE: NWS, NWS/A; ASX: NCP, NCPDP) had total assets as of June 30,2002 of approximately US$40 billion and total annual revenues of approximately US$15 billion. News Corporation's diversified global operations in the United States, Canada, continental Europe, the United Kingdom, Australia, Latin America and the Pacific Basin include the production of motion pictures and television programming; television, satellite and cable broadcasting; the publication of newspapers, magazines and books; the production and distribution of promotional and advertising products and services; the development of digital broadcasting; the development of conditional access and subscriber management systems; and the creation and distribution of popular on-line programming. For more information about News Corporation, please visit www.newscorp.com.